Filed pursuant to Rule 433

Registration No. 333-151523

Understanding MacroShares Major Metro Housing:

Underlying Value, Leverage Factor and Market Price

Underlying Value: Reflects Cumulative Index Change

The underlying value (UV) will increase or decrease according to the cumulative percentage change in the S&P/CS Composite-10 Home Price Index, multiplied by three (the leverage factor) over the life of the securities. This is fundamentally different than that of ETFs, which calculate NAV based on increases or decreases in securities prices on a daily basis to replicate short-term index movements.

Here is a summary of how UV is computed for MacroShares.

For simplicity, the following formulas and tables do not reflect the impact of daily trust income and expense accruals on UV. For more details, please refer to the prospectus.

UMM Underlying Value

plus interest income-minus trust expenses

DMM Underlying Value

plus interest income-minus trust expenses

Underlying Value Changes: Adjusted According to Cumulative % Change in the Index

Underlying Value FAQs

Translating S&P/CS Composite-10 Index Levels to UMM and DMM UVs: A Quick Reference Guide

Leverage Factor: Applied to Cumulative Index Change

The leverage factor of a MacroShare is applied to the cumulative percentage change from the inception index level (162.17) to the current index level, which is then applied to the UVs1. Among exchange-traded products, this approach to applying a leverage factor is unique to MacroShares - and it is more consistent with the needs of buy-and-hold investors. In contrast, most levered ETFs apply the index multiplier to index performance each day.

Market Price: Reflects Expectations of the Future

MacroShares have a stated maturity date and value upon termination equal to UV, and as a result, their market prices naturally reflect expectations of what the cumulative index change will be at the end of the security’s life. These expectations are influenced by a variety of factors – like interest rate changes, housing starts, government housing policies and initiatives, etc. – and are subject to change at any moment. Thus, the market prices of MacroShares will, much like stocks and bonds, be driven by all factors that could impact future cash flows and trade at premiums and discounts to underlying “book” value.

Premiums and discounts: Individual MacroShares (UMM or DMM)

Individual MacroShares (e.g., UMM, DMM) trade with premium and discounted market prices. This is normal for MacroShares, as it is for a variety of other more familiar types of financial instruments, including stocks, bonds and commodities. Financial instruments that exhibit premium and discounted market prices can provide important price discovery that otherwise would not exist. For example, at any moment in time, the market price of either UMM or DMM implies the market consensus index level at maturity (reflects data through August 2014), from which estimates of expected cumulative home price changes can be determined. Like an individual stock, bond or futures contract, MacroShares make investing in assets that have incomplete or inefficient markets possible.

Premiums and discounts: Paired MacroShares (UMM and DMM, when combined)

It is important to note that while UMM and DMM market prices normally deviate from their individual respective UVs, as “paired” securities, their combined market prices tend to be very close to combined UV. This market discipline occurs because MacroShares can be continuously created and redeemed in pairs of equal share quantities at prevailing UV. If the combined market price of (UMM + DMM) was greater than the combined UV, more (paired) shares would be created relatively cheaply (at combined UV) and then sold into the market for the combined premium; if the combined market price of (UMM + DMM) was less than the combined UV, paired shares would be purchased in the market relatively cheaply at the discounted price and then redeemed (at combined UV) for a profit. Thus, as a pair, the combined market prices of MacroShares do not significantly diverge from combined UV.

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1

While the leverage factor amplifies cumulative benchmark index returns (and inverse returns) of MacroShares, it also serves to narrow the index performance range inherent in the paired structure. In the case of UMM and DMM (index leverage factor = 3), this means that if the initial index level changes by +/- 33% or more during the life of the securities (relative to the starting index level, 162.17) and remains at that level for three consecutive index publication dates, a termination event would be triggered, with shares automatically redeemed at prevailing UV. Please read the prospectus for more details.